United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 15

Certification and Notice of Termination of Registration Under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934

Commission File Numbers 001-12335

Butler Manufacturing Company (Exact name of each registrant as specified in its charter)
1540 Genessee Street Kansas City, MO 64102 816-968-3000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, no par value Preferred Share Purchase Rights (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Butler Manufacturing Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 27, 2004	BUTLER MANUFACTURING COMPANY
	By:	/s/ JOHN W. HUEY Name: John W. Huey Title: Vice President